UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

Snap-on Incorporated
(Exact name of registrant as specified in its charter)

Delaware	1-7724
(State or other jurisdiction of incorporation)	(Commission File Number)
2801 80th Street, Kenosha, Wisconsin 53143
(Address of principal executive offices) (Zip Code)
Aldo J. Pagliari Senior Vice President – Finance and Chief Financial Officer (262) 656-5200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
[ ] Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 – Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Snap-on Incorporated’s Conflict Minerals Report for the reporting period from January 1 to December 31, 2021, is provided as Exhibit 1.01 hereto and is publicly available at https://www.snapon.com/EN/Investors/Corporate-Governance/Conflict-Minerals-Report.
Item 1.02    Exhibit

See Item 3.01 of this Form.

Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SNAP-ON INCORPORATED
(Registrant)

By: /s/ Aldo J. Pagliari	May 27, 2022
Aldo J. Pagliari	(Date)
Principal Financial Officer,
Senior Vice President - Finance and
Chief Financial Officer